UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Rightside Group, Ltd.

(Name of Subject Company)

DTS Sub Inc.

(Offeror)

Donuts Inc.

(Parent of Offeror)

(Name of Filing Person)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

76658B100

(CUSIP Number of Class of Securities)

Alvaro Alvarez

SVP, General Counsel & Secretary

Donuts Inc.

10500 NE 8th Street, Suite 1450

Bellevue, Washington 98004

(424) 262-4238

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jens M. Fischer

Kara Tatman

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, Washington 98101-3099

(206) 359-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:   ☐

This filing relates solely to preliminary communications made before the commencement of a potential tender offer by DTS Sub Inc. (“Purchaser”), a wholly-owned subsidiary of Donuts Inc. (“Donuts”), for all of the outstanding shares of common stock of Rightside Group, Ltd. (the “Rightside”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of June 13, 2017, by and among Donuts, Purchaser and Rightside.

Important Additional Information and Where to Find It

The tender offer for the outstanding common shares of Rightside has not yet commenced. These communications are not an offer to purchase any shares of Rightside or a solicitation of an offer to sell securities. At the time that the tender offer is commenced, Donuts and its acquisition subsidiary will file tender offer materials on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Rightside will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an offer to purchase, a related letter of transmittal and certain other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered by Rightside’s stockholders before any decision is made with respect to the tender offer. Both the tender offer materials and the solicitation/recommendation statement will be made available to Rightside stockholders free of charge. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC.

Item 12.	Exhibits

Exhibit Number	Description

99.1	Joint Press Release of Donuts and Rightside, dated June 14, 2017.

99.2	Email to employees of Donuts, dated June 14, 2017.

99.3	Email to registrars of Donuts, dated June 14, 2017.